SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)

Class A Common Stock, $1.00 par value
(Title of Class of Securities)

419596-20-0
(CUSIP Number)

Terry Ferraro Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2002
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

     •     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 419596-20-0	13D	Page of 5 Pages

Name of reporting person
SS or IRS identification # of above person
1.	Clarence H. Smith
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
Source of Funds*
4.	00/PF
5.	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	Sole voting power 7. 75,130 shared voting power 8. 572,498
sole dispositive power
9. 75,130
shared dispositive power
10. 1,450
aggregate amount beneficially owned by each reporting person
11.	647,628
12.	check box if the aggregate amount in row (11) excludes certain shares* ☐
13.	percent of class represented by amount in row (11) 14.3%
type of reporting person*
14.	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D OF CLARENCE H. SMITH

     This Schedule 13D filed is with the Securities and Exchange Commission by Clarence H. Smith with respect to the $1.00 par value Class A common stock of Haverty Furniture Companies, Inc. (the “Issuer”).

Item 1. Security and Issuer.

     This filing relates to shares of the Class A common stock of the Issuer, whose principal executive offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

Item 2. Identity and Background.

     This Schedule 13D is filed by Clarence H. Smith, a citizen of the United States and the President and Chief Operating Officer of the Issuer. Mr. Smith’s business address is that of the Issuer set forth in Item 1.

     Mr. Smith has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The shares of Class A Common Stock held individually by Mr. Smith and held by his wife (as more fully described in Item 5) were acquired with the personal funds of Mr. Smith and his wife. All other shares of Class A Common Stock to which this Schedule 13D relate are beneficially owned by Mr. Smith as a result of the execution of revocable proxies by each of his parents, as described more fully in Item 6.

Item 4. Purpose of Transaction.

     Mr. Smith holds all shares of the Issuer’s Class A Common Stock beneficially owned by him for investment purposes. However, as an executive officer of the Issuer, Mr. Smith exercises significant influence over the Issuer’s management and operations.

Item 5. Interest of Securities of the Issuer.

     As of December 10, 2002, Mr. Smith beneficially owned an aggregate of 647,628 shares, or approximately 14.3% of the outstanding Class A common stock of the Issuer. Of this amount, Mr. Smith possesses sole voting and investment powers with respect to 75,130 shares owned by

Mr. Smith individually. Mr. Smith may also be deemed to beneficially own the following shares of Class A common stock:

•	1,450 shares held by Mr. Smith’s wife, with respect to which Mr. Smith may be deemed to share voting and investment power;

•	424,958 shares held by Betty H. Smith, Mr. Smith’s mother, with respect to which Mr. Smith has discretionary voting authority pursuant to a revocable proxy granted to him by Betty H. Smith (the “B. Smith Proxy”), as described in Item 6;

•	88,972 shares held by Alex W. Smith, Mr. Smith’s father, with respect to which Mr. Smith has discretionary voting authority pursuant to a revocable proxy granted to him by Alex W. Smith (the “A. Smith Proxy”), as described in Item 6;

•	12,000 shares held by the Nolichucky Limited Partnership, of which Mr. Smith’s father is the general partner, with respect to which Mr. Smith has discretionary voting authority pursuant to the A. Smith Proxy; and

•	45,118 shares held by the Betty and Alex Smith Foundation, a charitable organization controlled by Mr. Smith’s parents, with respect to which Mr. Smith has discretionary voting authority pursuant to the B. Smith Proxy and the A. Smith Proxy.

     Alex W. Smith and Betty H. Smith are each United States citizens residing at 2771 Peachtree Road, #5, Atlanta, Georgia 30305. Neither Alex W. Smith nor Betty H. Smith has been convicted in a criminal proceeding during the last five years, nor has either, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Smith has not effected any transactions in the Class A common stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On November 30, 2002, each of Mr. Smith’s parents, Alex W. Smith and Betty H. Smith, executed a revocable proxy in favor of Mr. Smith pursuant to which Mr. Smith was granted the power to vote all shares of Class A common stock of the Issuer held by the respective proxy grantor. Each of the proxies will continue in effect until it is revoked by the grantor, and each proxy may be revoked by the grantor at any time.

     There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Smith and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     The A. Smith Proxy and the B. Smith Proxy are filed herewith as Exhibits 1 and 2, respectively.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2002

/s/ Clarence H. Smith Clarence H. Smith